[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]


March 21, 2006

John Stickel
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Wachovia Commercial Mortgage Securities, Inc., Registration Statement on Form S-3 (File No. 333-131262)
     ------------------------------------------------------------------------

Dear Mr. Stickel:

We are acting as special counsel to Wachovia Commercial Mortgage Securities, Inc., the registrant (the "Registrant"), under the above-referenced Registration Statement submission on Form S-3 (the "Registration Statement"). We have reviewed your letter dated March 15, 2006 (the "Comment Letter") transmitting follow-up comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter. Additionally, the page references included in the Registrant's responses below correspond to the blacklined text in the Prospectus Supplement and the Base Prospectus included herewith.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

[CADWALADER]


With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Registrant confirms that it will file unqualified legal and tax opinions at the time of each takedown.

2. The Staff's requested changes have been made to page 10, page 49 and page 76 of the Base Prospectus.

3. The Staff's requested changes have been made. The references to Wachovia Bank, National Association as a Sponsor in the Registration Statement have been bracketed and clarifying language has been added on pages S-9, S-10, S-11, S-63, S-70, S-127 and the cover page of the Prospectus Supplement.

4.    The Staff's requested change has been made on page 57 of the Base
      Prospectus.

5. The Staff's requested change to provide the expanded language of Item 512(a)(1)(ii) of Regulation S-K has been made to Part II of the Form S-3.

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. Any questions concerning the same may be directed to the undersigned at (704) 348-5258.

Best regards,

/s/ Stuart N. Goldstein, Esq.


Stuart N. Goldstein, Esq.

cc:   Timothy F. Danello, Esq.
      Lars A. Carlsten, Esq.
      Wayne M. Fitzgerald, Esq.


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